VITRAN CORPORATION INC.

185 The West Mall
Suite 701
Toronto, Ontario
M9C 5L5
Telephone: (416) 596-7664 Fax: (416) 596-8039
www.vitran.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
APRIL 29, 2003

NOTICE is hereby given that the Annual Meeting (the “Meeting”) of Shareholders of Vitran Corporation Inc. (the “Corporation”) will be held at the The Toronto Stock Exchange Conference Centre Auditorium, The Exchange Tower, 130 King Street West, Toronto, Ontario, at 4:30 in the afternoon (Toronto time), on Tuesday, April 29, 2003, for the following purposes:

1.	to receive the 2002 Annual Report of the Corporation containing the audited consolidated financial statements of the Corporation for the financial years ended December 31, 2002 and December 31, 2001 and the auditor’s report thereon;

2.	to elect 7 directors;

3.	to appoint KPMG LLP as auditor and authorize the directors to fix the auditor’s remuneration;

4.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the 2002 Annual Report accompanies this notice. Holders of the Class A Voting Shares who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted and to sign, date and return same in the enclosed return postage prepaid envelope for delivery to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, in time for use at the meeting.

By Order of the Board of Directors,

/s/ Kevin A. Glass

Kevin A. Glass Secretary

Toronto, Ontario March 10, 2003